EXHIBIT 99.(D)
Binding Term Sheet for
Advisory Services Agreement
This Binding Term Sheet for Advisory Services Agreement (“Term Sheet”) is intended to set forth certain of the proposed material terms and conditions of a definitive Advisory Services Agreement by and between Harrington West Financial Group, Inc. (the “Company”), Los Padres Bank (the “Bank”), a wholly owned subsidiary of the Company, and Concordia Capital Advisors, LLC (“CCA”). While preliminary in nature, the parties intend to be bound by this Term Sheet until it is terminated as set forth below. (Terms not defined herein shall have the meaning given to such terms in the Stock Purchase Agreement between the parties dated September 25, 2008 (the “Stock Purchase Agreement”).)
Each of the parties contemplates entering into a subsequent definitive written Advisory Services Agreement (the “Definitive Agreement”) containing all of the following terms and conditions in all material respects once the same are finalized by the parties and subject to any revisions agreed upon by the parties to address any OTS regulatory requirements . Subject to the foregoing, the parties agree on the following:
CCA will provide consulting and advisory services on various strategic and financial activities upon request, including but not limited to the following:
•
Source, evaluate and work with the Company and the Bank to structure potential acquisition transactions with a range of targets. Assist in the due diligence, and financial analysis of the targets as well as deal negotiation and structuring. The initial focus will be to find transactions that provide strong deposit sources, specialized, low risk and high margin lending operations and market expansion targets. CCA will utilize it existing relationships with various investment banks and other advisory firms, as well as senior management at West Coast banks and thrifts to identify potential targets. CCA will conduct these activities in a strictly confidential manner, without disclosing the Company or the Bank as the potential buyer until the Company and/or the Bank have expressed an interest in pursuing a transaction.

•	Key targets will include:
•
Smaller commercial banks, particularly recent de novo operations, that can provide one to two branch market expansion opportunities at attractive pricing and with significant overhead reduction opportunities.

•
Existing banks with assets in the $200 to $400 million range that require additional capital and have limited sources due to the current market crisis. Targeted operations would provide immediate earnings, larger market presence in new locations and additional management for continued growth.

•	Non banking lenders, such as FHA and SBA lenders, to increase the loan portfolio, add high margin products and offer new deposit-sourcing opportunities.

•
Assist in future capital raising transactions. We will access our current relationships that have expressed an interest in investing in the community bank and related sectors to identify additional potential equity investors.

•	Provide assistance in attracting additional research coverage through our extensive experience and relationships in building quality research coverage for financial institutions.
•
Act as a source through our banking contacts for recruiting senior and proven bankers and teams of employees in selected southern California markets looking for a new platform to serve their customers and grow their business.

•
Development of selected customer bases. We have various relationships with commercial and real estate customers that we believe can be transitioned from their existing banks. Of potential interest are deposit focused customers in various healthcare fields, specialized deposit customers in entertainment business management, real estate services and other niche markets, as well as general commercial and real estate customers.

•
Access to banking relationships through PEM Group, a multi-billion private equity fund and the largest investor in Concordia Financial Services Fund, LP. PEM has an active mezzanine and subordinated debt lending program and has a strong interest in providing access to these customers to a senior bank facility in addition to the junior financing provided by PEM. PEM can also serve as a source of subordinated, growth capital to commercial customers of the Bank in tandem with or in place of Bank loans.

The initial term of the Definitive Agreement will be two years commencing on the First Closing.
In exchange for the services set forth above, CCA will receive a monthly retainer of $24,000 during the initial term. In addition, CCA will receive a fee of 1.75% of the equity and equity related value of the above outlined transactions that are closed by Company or Bank and in which CCA introduced the business opportunity. Such fee will be credited against and reduced by the aggregate monthly retainer during the term of the Definitive Agreement. CCA also will receive a placement fee of 1.75% of its investment upon the First Closing and the Second Closing.
During the agreement, CCA will be required to give the Company and Bank the right of first refusal on all potential acquisitions, partnerships and other business combinations, source of capital, employees and teams as well as potential banking customers presented to it and to the Concordia Financial Services Fund, LP.
The Definitive Agreement shall provide that it is terminable by the Company and the Bank on the following events, among any other events that the parties may include: (1) the failure of the condition set forth in Sections 6.5 of the Stock Purchase Agreement, (2) the failure of the condition in Sections 6.7 or 7.8 of the Stock Purchase Agreement, if such failure was caused by the lack of approval, non-disapproval or favorable determination of the OTS as provided in Section 5.4 of the Stock Purchase Agreement, or (3) the termination of the Stock Purchase Agreement by the Company pursuant to Section 8.1(c) of the Stock Purchase Agreement.
This Term Sheet shall terminate upon the first to occur of the following:
1. The execution of the Definitive Agreement;
2. The failure of the condition set forth in Sections 6.5 of the Stock Purchase Agreement;

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3. The failure of the condition in Sections 6.7 or 7.8 of the Stock Purchase Agreement, if such failure was caused by the lack of approval, non-disapproval or favorable determination of the OTS as provided in Section 5.4 of the Stock Purchase Agreement;
4. The termination of the Stock Purchase Agreement by the Company pursuant to Section 8.1(c) of the Stock Purchase Agreement; or
5. September 29, 2010.
Agreed to and accepted by:
Harrington West Financial Group, Inc.

By:
Its:

Los Padres Bank	Concordia Capital Advisors, LLC

By:	By:
Its:	Its:

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